UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                      (Amendment No.     1    )*


                        Ventritex, Inc.
                           (Name of Issuer)

                                Common Stock
                    (Title of Class of Securities)

                             922 814 10
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement
. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  922 814 10               13G                   Page 2 of 5 Pages


 1. NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        C. R. Bard, Inc.
        22-1454160


 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)
                                                             (b)
 3. SEC USE ONLY


 4. CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

    Number Of Shares Beneficially Owned By Each Reporting Person With
    (5-9):

         5.  SOLE VOTING POWER

                  0

         6.  SHARED VOTING POWER

                  0

         7.  SOLE DISPOSITIVE POWER

                  0

         8.  SHARED DISPOSITIVE POWER

                  N/A

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.0%

12. TYPE OF REPORTING PERSON*

        CO


                   *SEE INSTRUCTION BEFORE FILLING OUT!

                             Page 2 of 8 pages

            AMENDED STATEMENT PURSUANT TO RULE 13d-2
                             OF THE
                  GENERAL RULES AND REGULATIONS
                            UNDER THE
           SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.
        The name and address of the principal executive offices of the issuer of the securities to which this amended statement relates is:

                  Ventritex, Inc.
                  709 East Evelyn Avenue
                  Sunnyvale, California  94086


Item 2.
        The name, business address and principal offices of the
person filing this amended statement are:
                  C. R. Bard, Inc.
                  730 Central Avenue
                  Murray Hill, New Jersey  07974

        C. R. Bard, Inc. ("Bard") is incorporated under the laws of the State of New Jersey.
        The title of the class of equity securities to which this amended statement relates is:
                  Common Stock, no par value.
        The CUSIP Number of these securities is:
                  922 814 10

Item 3.
        N/A

Item 4.
        As of December 31, 1992, the reporting person beneficially owned 999,099 shares of Common Stock, representing 5.5% of the class. As of such date, the reporting person had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 999,099 shares of Common Stock.
        As of December 31, 1993, the reporting person beneficially owned no shares of Common Stock, representing 0.0% of the class.

Item 5.
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following.                        /X/

Items 6-10.
        N/A
                       S I G N A T U R E S


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 4, 1994


C. R. BARD, INC.



By:/s/ William C. Bopp
Name:  William C. Bopp
Title: Senior Vice President and
       Chief Financial Officer